SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                NTS-Properties V
                       (Name of Subject Company (issuer))

                      NTS-Properties V (Offeror and Issuer)
                   ORIG, LLC (Offeror and Affiliate of Issuer)
                  J.D. Nichols (Bidder and Affiliate of Issuer)
                 Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons (identifying status as offeror,issuer or other person))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E308
                      (CUSIP Number of Class of Securities)

                    J.D. Nichols, Managing General Partner of
                 NTS-Properties Associates V and Managing Member
                                  of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                    Copy to:

                                Mark R. Borrelli
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014

Calculation of Filing Fee:

--------------------------------------------------------------------------------
|Previously Paid                                                               |
--------------------------------------------------------------------------------
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.
         Amount Previously Paid: ______________________________ Not Applicable Form or Registration No.: _____________________________ Not Applicable Filing Party: _____________________________________ Not Applicable
         Date Filed:       _____________________________________  Not Applicable
[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
         |X| third-party tender offer subject to rule 14d-1.
         |X|      issuer tender offer subject to rule 13e-4.
         | |      going private transaction subject to Rule 13e-3.
         | |      amendment to Schedule 13D under rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

         This Amendment No. 3 dated December 6, 2000 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on September 22, 2000 by NTS-Properties V, a Maryland limited partnership (the "Partnership") and ORIG, LLC, a Kentucky limited liability company and affiliate of the Partnership (each an "Offeror" and collectively, the "Offerors"), to purchase up to 200 limited partnership interests in the Partnership. The Original Statement was subsequently amended by filing Amendment No. 1 on November 7, 2000 and Amendment No. 2 on November 15, 2000. Hereafter, all references to the Original Statement shall refer to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

         This Amendment constitutes the third amendment to the Original Statement by including a copy of the Notice sent to Limited Partners dated December 6, 2000 notifying them that the Offer will expire on December 22, 2000. The Notice is attached hereto as Exhibit (a)(7).

Item 12.  Material to be filed as Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

         (a)(7) Notice sent by the Partnership to Limited Partners dated December 6, 2000.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 6, 2000         NTS-PROPERTIES V, a Maryland limited
                                  partnership

                                  By: NTS-PROPERTIES ASSOCIATES V
                                      General Partner

                                      By:/s/ J. D. Nichols
                                         ---------------------------------------
                                         J.D. Nichols, Managing General Partner

                                         ORIG, LLC, a Kentucky limited liability
                                         company.

                                      By: /s/ J. D. Nichols
                                         ---------------------------------------
                                         J.D. Nichols, Managing Member


                                         /s/ J. D. Nichols
                                         ---------------------------------------
                                         J. D. Nichols, individually



                                         /s/ Brian F. Lavin
                                         ---------------------------------------
                                         Brian F. Lavin, individually

                                    EXHIBITS


Exhibit
Number        Description
------        -----------
(a)(7)        Notice sent by the Partnership to Limited Partners dated December
              6, 2000.

                                                                  EXHIBIT (a)(7)


   Notice Sent by the Partnership to Limited Partners dated December 6, 2000.

December 6, 2000


Dear NTS-Properties V Investor:

                                  FINAL NOTICE

                       The Offer to Purchase Interests of

                    NTS-Properties V dated September 22, 2000

                        will expire on December 22, 2000


If all conditions of the tender offer are satisfied, payment for Interests will be mailed on or about December 29, 2000.

If you have already submitted paperwork to tender your Interests, no additional paperwork is required. You will automatically receive payment. If you have not submitted your paperwork and wish to do so, you have until 11:59 p.m. Eastern Standard Time on Friday, December 22, 2000, to receive the purchase price of $230.00 per Interest.

Please note that the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal are applicable in all respects to the tender offer. This notice should be read in conjunction with the Offer to Purchase and the Letter of Transmittal dated September 22, 2000.

If you have any questions  regarding  this Offer,  please call (800) 387-7454 or
(800) 928-1492, extension 544.